The Mexico Equity and Income Fund, Inc.

Form N-SAR Report for the Period Ended 1/31/06

Item 77-I (1)

Preferred Stock Transactions

The Board of Directors approved rights offering (the “Offering”) on October 12, 2005. In connection with the Offering by the Fund, the Fund issued to stockholders of record as of November 30, 2005 (the “Record Date”) 0.75 nontransferable rights to purchase one share of preferred stock for each share of common stock owned as of the Record Date. The rights entitled the holders to purchase three shares of preferred stock for every four shares held as of the Record Date at a subscription price calculated as the greater of (i) 90% of the Fund’s asset value per share (“NAV”) as determined on the Expiration Date (December 28, 2005) or (ii) the average closing price of the Fund’s common stock over the four consecutive trading days ending on the Expiration Date. On January 7, 2006, the Fund issued 1,429,336 shares of preferred stock at $17.97 per share, which raised $25,685,167.